Exhibit 99.1

January 19, 2016	TSX: GPR
For Immediate Release	NYSE MKT: GPL

NEWS RELEASE

GREAT PANTHER SILVER REPORTS 30% INCREASE IN METAL PRODUCTION FOR 2015 TO RECORD 4.16 MILLION SILVER EQUIVALENT OUNCES

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE MKT: GPL) (“Great Panther”; the “Company”) is providing its fourth quarter (“Q4”) and annual 2015 production results from its two wholly-owned Mexican silver mining operations: the Guanajuato Mine Complex (“GMC”), which includes the San Ignacio Mine, and the Topia Mine.

2015 Production Highlights (Compared to Full Year 2014)

•	Record annual metal production: Metal production of 4,159,121 silver equivalent ounces ("Ag eq oz"), a 30% increase

•	Exceeded 2015 production guidance: Metal production for the year exceeded the annual guidance, which was increased in the third quarter to 3.8 to 3.9 million Ag eq oz;

•	Record annual silver and gold production: Silver production increased 25% to 2,386,028 silver ounces ("Ag oz"), while gold production rose 32% to 21,740 gold ounces ("Au oz")

•	Record tonnes milled: Ore processed increased 12% to 375,332 tonnes

Fourth Quarter 2015 Production Highlights (Compared to Fourth Quarter 2014)

•	Metal production increased 10% to 1,002,584 Ag eq oz

•	Silver production was up 1% to 553,189 Ag oz

•	Gold production rose 17% to 5,637 Au oz

•	Ore processed increased 2% to 94,874 tonnes

“Continued strong performance in the fourth quarter capped off a transformative year for Great Panther”, stated Robert Archer, President & CEO. “We delivered new annual records for silver, gold, and total metal production and beat our already upwardly revised guidance by about 300,000 Ag eq oz. The ongoing ramp up in production at San Ignacio, with higher gold grades, was the major factor in this year-over-year increase. In addition, Topia exceeded one million Ag eq oz for the first time. Operational efficiencies and grade control improved significantly and I would like to congratulate our entire team for a banner year. The increase in production at higher grades allowed us to lower our costs substantially such that Great Panther is well-positioned to withstand this period of depressed metal prices and take advantage of future price rises.”

Consolidated Operations Summary	Q4 2015	Q4 2014	Change	FY 2015	FY 2014	Change
Ore processed (tonnes milled)	94,874	92,574	2%	375,332	335,199	12%
Silver equivalent ounce production[1,2]	1,002,584	911,048	10%	4,159,121	3,187,832	30%
Silver ounce production	553,189	550,010	1%	2,386,028	1,906,645	25%
Gold ounce production	5,637	4,822	17%	21,740	16,461	32%
Lead production (tonnes)	278	285	-2%	1,198	1,154	4%
Zinc production (tonnes)	425	406	4%	1,850	1,675	10%

(1)	Silver equivalent ounces for 2015 were calculated using a 65:1 Ag:Au ratio, and ratios of 1:0.050 and 1:0.056 for the price/ounce of silver to price/pound of lead and zinc.

(2) Silver equivalent ounces for 2014 were calculated at consistent prices of US$18.50 per oz, US$1,110 per oz (60:1 ratio), US$0.90 per lb and US$0.85 per lb for silver, gold, lead & zinc, respectively, and applied to the recovered metal content of the concentrates produced.

Guanajuato Mine Complex

Total metal production at the GMC during the fourth quarter of 2015 increased by 11%, to 751,927 Ag eq oz, compared to Q4 2014. When compared to the previous full year, the GMC increased total metal production by 40% to 3,081,258 Ag eq oz, reflecting the ongoing ramp up at San Ignacio. In addition, the continued increase in throughput, coupled with the higher gold grades at San Ignacio, resulted in a 33% increase in gold production for the year to 21,126 Au oz.

GMC Operations Summary	Q4 2015	Q4 2014	Change	FY 2015	FY 2014	Change
Ore processed (tonnes milled)	79,651	76,839	4%	309,944	267,812	16%
Silver equivalent ounce production [1,2]	751,927	677,316	11%	3,081,258	2,193,403	40%
Silver ounce production	394,655	396,284	0%	1,708,061	1,239,009	38%
Gold ounce production	5,496	4,684	17%	21,126	15,906	33%
Ag grade (g/t)	175	178	-2%	192	161	20%
Au grade (g/t)	2.39	2.07	16%	2.35	2.03	15%
Ag recovery (%)	87.9%	90.1%	-2%	89.2%	89.5%	0%
Au recovery (%)	89.7%	91.8%	-2%	90.2%	90.8%	-1%

(1)	Silver equivalent ounces for 2015 were calculated using a 65:1 Ag:Au ratio.

(2) Silver equivalent ounces for 2014 were calculated at consistent prices of US$18.50 per oz of silver and US$1,110 per oz of gold (60:1 ratio) and applied to the recovered metal content of the concentrates produced.

San Ignacio generated 52% of the overall metal production at the GMC in Q4 2015, and 50% of the total ore processed, compared to 20% and 24% in the fourth quarter of 2014, respectively. The increase at San Ignacio was achieved through expanding production from the wider South Extension zones, which also contributed higher gold grades.

In the fourth quarter 2015, 2,174 metres of surface drilling were completed on the southern extension of the ore zones at San Ignacio with the objective of upgrading the existing mineral resource and guiding continued development.

Topia Mine

Total metal production in the fourth quarter of 2015 at Topia was 250,657 Ag eq oz, reflecting an increase of 7% compared to the fourth quarter of 2014. Similarly, metal production for the full year 2015 was 8% higher, at 1,077,863 Ag eq oz. Both increases were achieved as a result of higher ore grades and slightly higher silver recoveries as well as a strong focus on grade control.

Topia Operations Summary	Q4 2015	Q4 2014	Change	FY 2015	FY 2014	Change
Ore processed (tonnes milled)	15,223	15,735	-3%	65,387	67,387	-3%
Silver equivalent ounce production [1,2]	250,657	233,732	7%	1,077,863	994,429	8%
Silver ounce production	158,534	153,726	3%	677,967	667,635	2%
Gold ounce production	140	138	2%	614	555	11%
Lead production (tonnes)	278	285	-2%	1,198	1,154	4%
Zinc production (tonnes)	425	406	4%	1,850	1,675	10%
Ag grade (g/t)	357	338	6%	356	343	4%
Au grade (g/t)	0.48	0.45	7%	0.48	0.45	6%
Ag recovery (%)	90.6%	89.9%	1%	90.7%	89.9%	1%
Au recovery (%)	60.4%	61.4%	-2%	60.6%	56.4%	8%

(1)	Silver equivalent ounces for 2015 were calculated using a 65:1 Ag:Au ratio, and ratios of 1:0.050 and 1:0.056 for the price/ounce of silver to price/pound of lead and zinc.

(2) Silver equivalent ounces for 2014 were calculated at consistent prices of US$18.50 per oz, US$1,110 per oz (60:1 ratio), US$0.90 per lb and US$0.85 per lb for silver, gold, lead & zinc, respectively, and applied to the recovered metal content of the concentrates produced.

Outlook

Given the significant increase in production in 2015 and the continued low metal price environment, the Company will primarily focus on operational efficiencies and strong grade control in 2016 and build on the successful achievements in these areas in 2015. In addition, the significant growth in 2015 has brought production levels close to plant capacity at the GMC. As such, consolidated production for 2016 is anticipated to be in the range of 4.0 - 4.2 million Ag eq oz (using a 70:1 silver:gold ratio), similar to that in 2015.

On January 14, the Company announced a theft of explosives at the GMC and that an inspection by the authorities had been completed. Should this matter result in a future disruption to production that could potentially impact the Company’s guidance, an appropriate update will be provided at that time.

Although overall production at the GMC is planned to remain at similar levels to 2015, San Ignacio is expected to account for a larger proportion of the throughput. Topia is also expected to produce at similar levels as in 2015.

Consolidated cash costs are anticipated to be in the range of US$5.00 - 7.00 per ounce of payable silver, while All-In Sustaining Costs are projected to be US$13.00 - 15.00 per ounce of payable silver.

Drilling at Guanajuato in 2016 will focus on increasing the resource base at the main Guanajuato mines and at San Ignacio.

The technical information contained in this news release has been reviewed and approved by Robert F. Brown, P. Eng. and Vice President of Exploration for the Company, who is the Qualified Person (QP) for the Guanajuato Mine Complex and the Topia Mine under the meaning of NI 43-101. Aspects relating to mining and metallurgy are overseen by Ali Soltani, Chief Operating Officer for Great Panther.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL. Great Panther's current activities are focused on the mining of precious metals from its two wholly-owned mining operations in Mexico: the Guanajuato Mine Complex, which includes the San Ignacio Mine, and the Topia Mine in Durango. The Company holds an option agreement to acquire a 100% interest in the Coricancha Mine Complex in the central Andes of Peru and holds an option to acquire a 100% interest in the advanced-stage Guadalupe de Los Reyes Project in Sinaloa, Mexico. Active exploration programs are underway at both projects.

Robert Archer

President & CEO

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements"). Such forward-looking statements may include but are not limited to the Company's plans for production at its Guanajuato Mine Complex and Topia Mine in Mexico, exploring its other properties in Mexico and Peru, the overall economic potential of its properties, the availability of adequate financing, and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company's operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, uncertainty in mineral resource estimation, uncertainty relating to regulatory response to the recent theft of explosives materials from one of the Company’s mines, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, permitting risks, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company's Annual Information Form for the year ended December 31, 2014 and Material Change Reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

For more information, please contact:

Spiros Cacos

Director Investor Relations

Toll free: 1 888 355 1766

Tel: +1 604 638 8955

scacos@greatpanther.com

www.greatpanther.com